  Exhibit 99.1

Hudson Group Reports Third Quarter 2019 Results

East Rutherford, NJ – November 4, 2019 – Hudson Ltd. (NYSE: HUD) (“Hudson Group”), a leader in North American travel retail, announced today its results for the quarter ended September 30, 2019.

Highlights of the Quarter:
●
Turnover of $523.0 million, a year-over-year decline of 0.7%;
●
Organic net sales declined by 1.0%;
●
Gross margin increased 80 bps to 64.5% for the quarter;
●
Adjusted EBITDA of $75.1 million; adjusted EBITDA margin of 14.4%
●
Key win for duty-free concessions at Newark Terminal B

Recent Highlights:
●
Entered into agreement to acquire food and beverage concessions operator OHM Concession Group on October 31, 2019
●
Entered into agreement to acquire 34 Brookstone airport stores and signed agreement to be the exclusive airport retailer for Brookstone on October 10, 2019

“During the third quarter, we continued to face macroeconomic pressures to our duty-free operations. In addition, we experienced travel disruptions due to Hurricane Dorian and the continued 737 MAX groundings that temporarily impacted our duty-paid business,” stated Roger Fordyce, CEO of Hudson Group. “Despite these short-term disruptions, our industry continues to exhibit extremely attractive long-term growth fundamentals. We also continued to drive efficiencies in the business with another quarter of strong gross margin performance.”

Mr. Fordyce continued, “Subsequent to quarter end, we announced our agreement to acquire food and beverage concession operator, OHM Concession Group. We also agreed to acquire Brookstone’s U.S. airport locations and serve as Brookstone’s exclusive airport retailer. These strategic acquisitions further strengthen our already diverse portfolio of concepts and enhance our ability to expand our food and beverage category, which will help drive the long-term growth of our business.”

Management Discussion of Third Quarter 2019
Income Statement
●
Turnover decreased $3.6 million or 0.7% to $523.0 million for the third quarter compared to $526.6 million in the third quarter 2018.
o
Third quarter net sales decreased $5.2 million to $511.7 million or 1.0% from the year-ago period.
o
Third quarter organic net sales declined by 1.0%, compared to an increase of 6.5% in the year-ago period, primarily due to continued macroeconomic pressures around Chinese spending that impacted our duty-free and luxury business, as well as Hurricane Dorian and the 737 MAX jet groundings.
o
Third quarter like-for-like net sales declined by 1.1% (down 0.9% in constant currency), compared to 3.3% growth (up 4.2% in constant currency) in the year-ago period due to the factors described above.

●
Gross profit increased $1.9 million or 0.6% to $337.4 million in the third quarter compared to $335.5 million in the year-ago period. Gross margin increased 80 bps to 64.5% during the quarter due to improved vendor pricing, as well as continued sales mix shift to higher margin categories.
●
Leases expenses (formerly included in Selling expenses) decreased $75.4 million or 65.3% to $40.1 million in the third quarter as compared to the year-ago period due to the adoption of IFRS 16 Leases, which requires the capitalization of the fixed portion of rent payments. Beginning January 1, 2019, lease expenses are only comprised of lease payments that are variable in nature.
●
Personnel expenses increased $3.8 million or 3.6% to $109.2 million in the third quarter as compared to the year-ago period primarily due to wage increases as well as opening new store locations. As a percentage of turnover, personnel expenses increased to 20.9% from 20.0%.
●
Other expenses (formerly General expenses) increased $0.3 million or 0.8% to $40.3 million in the third quarter as compared to the year-ago period. As a percentage of turnover, other expenses were 7.7%, compared to 7.6% in the prior year period.
●
Adjusted EBITDA decreased $1.1 million or 1.4% to $75.1 million in the third quarter as compared to the prior year quarter.
●
Depreciation, amortization and impairment increased $60.9 million or 201.7% in the third quarter as compared to the year-ago quarter due to the adoption of IFRS 16 Leases which requires the capitalization and depreciation of right of use assets, which are comprised of our concessions and other leases.
●
Reported net profit attributable to equity holders of the parent decreased $12.1 million to $14.5 million in the third quarter compared to $26.6 million in the year ago quarter, while reported basic and diluted earnings per share decreased to $0.16 per share compared to $0.29 in the prior year quarter.
●
Adjusted net profit attributable to equity holders of the parent decreased $4.2 million to $23.7 million in the third quarter ($24.6 million excluding IFRS 16 impact), while adjusted diluted earnings per share decreased to $0.26 ($0.26 excluding IFRS 16 impact) from $0.30 in the prior year quarter. Beginning in the first quarter of 2019, the calculation of this item has been revised to include impairment of assets, one-off income tax items, and income tax adjustment on amortization related to acquisitions.

Balance Sheet and Cash Flow
●
Cash flows from operating activities for the nine months ended September 30, 2019 were $409.1 million compared to $197.1 million in the prior year period. The improvement in operating cash flows was primarily due to the adoption of IFRS 16, which reclassifies capitalized lease payments from operating activities to financing activities.
●
At September 30, 2019, the Company’s adjusted net debt (total borrowings excluding lease obligations, minus cash) was $216.0 million resulting in adjusted net debt to adjusted EBITDA leverage of 0.9 times, compared to 1.3 times at December 31, 2018.
●
Capital expenditures in the first nine months of 2019 totaled $52.7 million compared to $55.1 million in the prior year period as the result of the timing of new projects.

Operational Update
As of September 30, 2019, Hudson Group operated 1,011 stores, across 89 locations, totaling 1.1 million square feet of retail space.

During the third quarter, the Company added new business through an RFP win at Newark Liberty International Airport which includes over 7,500 square feet of expanded retail space in Terminal B and includes six new duty-free stores.

Correction of First and Second Quarter 2019 Financial Information

On January 1, 2019 the Company adopted the new lease accounting standard IFRS 16. Given the complex nature of the Company’s business, the application of this new accounting standard required an elaborate analysis of the extensive portfolio of diverse lease payment terms, which dictated the initial interpretation of the application of this new accounting standard.

In October 2019 the Company determined that adjustments to certain of its previously issued interim financial statements were necessary, and that the previously published March 2019 and June 2019 interim financial statements could no longer be relied upon. The adjustments related to the accounting adopted upon the transition to IFRS 16 related to certain lease contracts for its retail stores. None of the adjustments have any impact on cash balances for any period.

These lease contracts contain complex features and certain payments that were previously considered to be variable lease payments, and as such recognized as lease expenses in the consolidated statement of income when incurred, were in-substance fixed payments. Therefore, these payments should have been included in the initial measurement of the respective lease liabilities and right-of-use assets on January 1, 2019.

Since the Company adopted IFRS 16 as of January 1, 2019 under the modified retrospective approach (and did not restate comparative information for 2018), the error has no impact on comparative information presented in its third quarter interim report and prior interim consolidated financial statements 2019.

For further details and corrected amounts, please refer to Footnote 2.2 in the September 30, 2019 Interim Report furnished on Form 6-K on November 4, 2019.

Board of Director Changes

Heekyung Jo Min resigned from the Company’s board of directors effective October 29, 2019 in order to increase her independence as the lead independent director on Dufry’s board. In addition, Joaquin Moya-Angeler Cabrera, an independent director, has joined the Company’s Audit Committee, which is now comprised of four independent board members.

Earnings Conference Call Information
Hudson Group will host a conference call to review its third quarter 2019 financial performance today, November 4, at 4:30 p.m. ET. Participants can pre-register for the conference by navigating to http://dpregister.com/10135530. The conference call also will be available in listen-only mode via our investor relations website: https://investors.hudsongroup.com/. To participate in the live call, interested parties may dial 1-833-255-2832 (toll free) or 1-412-902-6725. A web replay will be available at https://services.choruscall.com/links/hson191104.html for three months following the call.

Website Information
We routinely post important information for investors on the Investor Relations section of our website, investors.hudsongroup.com. We intend to use this website as a means of disclosing material information. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.

Non-IFRS and Other Measures
Adjusted EBITDA is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted EBITDA is not a substitute for IFRS measures in assessing our overall financial performance. Because adjusted EBITDA is not determined in accordance with IFRS, and is susceptible to varying calculations, adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. We believe that adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe adjusted EBITDA is useful to investors as a measure of comparative operating performance from period to period as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (depreciation and amortization), charges related to right of use assets, and non-recurring transactions, impairments of financial assets and changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations). Our management also uses adjusted EBITDA for planning purposes, including financial projections. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of adjusted EBITDA to net profit is provided in the attached schedules.

Adjusted net profit attributable to equity holders of parent is a non-IFRS measure. We define adjusted net profit attributable to equity holders of parent as net profit attributable to equity holders of parent adjusted for the items set forth in the table below. Adjusted net profit attributable to equity holders of parent is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted net profit attributable to equity holders of parent is not a substitute for IFRS measures in assessing our overall operating performance. Because adjusted net profit attributable to equity holders of parent is not determined in accordance with IFRS, and is susceptible to varying calculations, adjusted net profit attributable to equity holders of parent may not be comparable to other similarly titled measures presented by other companies. Adjusted net profit attributable to equity holders of parent is included in this press release because it is a measure of our operating performance and we believe that adjusted net profit attributable to equity holders of parent is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe adjusted net profit attributable to equity holders of parent is useful to investors as a measure of comparative operating performance from period to period as it removes the effects of purchase accounting for acquired intangible assets (primarily concessions), non-recurring transactions, impairments of assets, one-off tax items, changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations), and tax adjustments where applicable. Management does not consider such costs for the purpose of evaluating the performance of the business and as a result uses adjusted net profit attributable to equity holders of parent for planning purposes. Adjusted net profit attributable to equity holders of parent has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of adjusted net profit attributable to equity holders of parent to net profit attributable to equity holders of parent is provided in the attached schedules.

Organic net sales growth represents the combination of growth in aggregate monthly sales from (i) like-for-like net sales growth and (ii) net new business and expansions. Like-for-like growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth excludes growth attributable to (i) net new business and expansions until such stores have been part of our business for at least 12 months and (ii) acquired stores until such stores have been part of our business for at least 12 months. Net new business and expansions consists of growth from (i) changes in the total number of our stores (other than acquired stores), (ii) changes in the retail space of our existing stores and (iii) modification of store retail concepts through rebranding. Net new business and expansions excludes growth attributable to acquired stores until such stores have been part of our business for at least 12 months. Like-for-like growth in constant currency is calculated by keeping exchange rates constant for each month being compared from period to period. We believe that the presentation of like-for-like growth in constant currency basis assists investors in comparing period to period operating results as it removes the effect of fluctuations in foreign exchange rates.

Adjusted net debt to adjusted EBITDA leverage represents total borrowings (excluding lease obligations) less cash at September 30, 2019 divided by adjusted EBITDA for the twelve months ended September 30, 2019.

About Hudson Group
Hudson Group (NYSE: HUD), a Dufry Company and one of the largest travel retailers in North America, is committed to enhancing the travel experience for over 300,000 travelers every day in the continental United States and Canada. The Company is anchored by its iconic Hudson, Hudson News and Hudson Bookseller brands and operates over 1,000 duty-paid and duty-free stores in 89 locations, including airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world. Our wide range of store concepts include travel essentials and convenience stores, bookstores, duty-free shops, branded specialty stores, electronics stores, and quick-service food and beverage outlets. For more information, visit www.hudsongroup.com and www.dufry.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (Reform Act). Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward looking statements contained in this press release. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this press release, or that may impact our business and results more generally, include, but are not limited to, the risks described under “Item 3. Key Information—D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2018 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. You should read these risk factors before making an investment in our shares.

For further information, please contact:

Investor Contact	Media Contact
Deborah Belevan, CPA, IRC	Coyne Public Relations
Hudson Group	973.588.2000
VP of Investor Relations & Corporate Communications	HudsonGroup@coynepr.com
201.559.2111 investorrelations@hudsongroup.com

INTERIM CONSOLIDATED	Table 1
INCOME
STATEMENT (1)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2019 (UNAUDITED)

		ILLUSTRATION OF IFRS 16 IMPACT
			PRE-IFRS 16
	QUARTER ENDED	IFRS 16	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	9/30/19	IMPACT	9/30/19	9/30/2018 (2)	9/30/19	9/30/2018 (2)

Turnover	523.0		523.0	526.6	1,477.9	1,452.8
Cost of sales	(185.6)		(185.6)	(191.1)	(529.2)	(530.0)
Gross profit	337.4		337.4	335.5	948.7	922.8
Lease expenses (1)	(40.1)	(73.5)	(113.6)	(115.5)	(104.7)	(321.3)
Personnel expenses	(109.2)		(109.2)	(105.4)	(332.8)	(303.8)
Other expenses (1)	(40.3)		(40.3)	(40.0)	(116.4)	(119.1)
Depreciation, amortization and impairment	(91.1)	61.8	(29.3)	(30.2)	(269.1)	(89.6)
Operating Profit (EBIT)	56.7	(11.7)	45.0	44.4	125.7	89.0
Finance income	1.9	(0.1)	1.8	0.6	4.3	1.7
Finance costs	(21.6)	12.9	(8.7)	(7.7)	(64.6)	(23.3)
Foreign exchange gain (loss)	0.2		0.2	0.2	0.2	(0.3)
Profit (loss) before taxes (EBT)	37.2	1.1	38.3	37.5	65.6	67.1
Income tax benefit (expense)	(12.5)	(0.4)	(12.9)	(0.7)	(17.0)	(4.1)
Net profit (loss)	24.7	0.7	25.4	36.8	48.6	63.0

NET PROFIT (LOSS) ATTRIBUTABLE TO
Equity holders of the parent	14.5	0.9	15.4	26.6	21.5	35.2
Non-controlling interests	10.2	(0.2)	10.0	10.2	27.1	27.8

EARNINGS (LOSS) PER SHARE
Basic	0.16	0.01	0.17	0.29	0.23	0.38
Diluted	0.16	0.01	0.17	0.29	0.23	0.38
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000's)
Basic	92,418		92,418	92,511	92,401	92,511
Diluted	92,937		92,937	92,511	92,920	92,511

(1)
Please refer to Footnote 2.3 of the September 2019 Interim Report filed on Form 6K for reclassifications which are effective beginning in Q1 2019.
(2)
2018 periods have not been restated for IFRS 16.

INTERIM CONSOLIDATED	Table 2
STATEMENT OF
FINANCIAL POSITION

AT SEPTEMBER 30, 2019 (UNAUDITED)

	SEPTEMBER 30,	DECEMBER 31,
IN MILLIONS OF USD	2019	2018

ASSETS
Property, plant and equipment	235.0	243.0
Right of use assets	1,149.4	-
Intangible assets	275.4	301.6
Goodwill	320.8	315.0
Investments in associates	9.5	6.5
Deferred tax assets	71.5	83.9
Other non-current assets	33.4	27.4
Non-current assets	2,095.0	977.4

Inventories	189.6	190.7
Trade receivables	1.1	1.3
Other accounts receivable	55.5	46.8
Income tax receivables	1.0	0.8
Cash and cash equivalents	330.9	234.2
Current assets	578.1	473.8

Total assets	2,673.1	1,451.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent	577.7	552.1
Non-controlling interests	84.1	84.8
Total equity	661.8	636.9

Borrowings	494.2	492.6
Lease obligations	929.0	-
Deferred tax liabilities	38.1	40.0
Post-employment benefit obligations	1.2	1.0
Other non-current liabilities	1.6	-
Non-current liabilities	1,464.1	533.6

Trade payables	133.3	105.5
Borrowings	52.9	51.4
Lease obligations	228.1	-
Income tax payables	1.1	2.3
Other liabilities	131.8	121.5
Current liabilities	547.2	280.7

Total liabilities	2,011.3	814.3
Total liabilities and shareholders’ equity	2,673.1	1,451.2

INTERIM CONSOLIDATED	Table 3
STATEMENT OF
CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 (UNAUDITED)

	NINE MONTHS ENDED	NINE MONTHS ENDED
IN MILLIONS OF USD	9/30/19	9/30/18

CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before taxes (EBT)	65.6	67.1

ADJUSTMENTS FOR
Depreciation, amortization and impairment	269.1	89.6
Loss (gain) on sale of non-current assets	0.2	0.8
Increase (decrease) in allowances and provisions	7.6	12.3
Loss (gain) on foreign exchange differences	(0.1)	-
Other non-cash items	3.9	1.4
Finance income	(4.3)	(1.7)
Finance costs	64.6	23.3
Cash flow before working capital changes	406.6	192.8

Decrease (increase) in trade and other accounts receivable	(14.3)	11.7
Decrease (increase) in inventories	(4.6)	(6.6)
Increase (decrease) in trade and other accounts payable	31.2	4.1
Cash generated from operations	418.9	202.0
Income taxes paid	(9.8)	(4.9)
Net cash flows from operating activities	409.1	197.1

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(46.1)	(52.4)
Purchase of intangible assets	(6.6)	(2.7)
Contributions to associates	(2.1)	(2.6)
Proceeds from sale of property, plant and equipment	0.4	0.3
Interest received	1.4	2.1
Repayments of (granted) loans receivable from non-controlling interest holders	0.3	1.2
Proceeds from lease income	2.0	-
Net cash flows used in investing activities	(50.7)	(54.1)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from restructuring	-	60.1
Repayment of borrowings	-	(24.7)
Transaction costs paid for the listing of equity instruments	-	(6.3)
Dividends paid to non-controlling interest	(26.7)	(29.0)
Lease payments	(225.5)	-
Purchase of treasury shares	(2.7)	-
Contributions from (purchase of) non-controlling interests	0.8	5.9
Interest paid	(8.3)	(16.2)
Net cash flows from (used in) financing activities	(262.4)	(10.2)
Currency translation on cash	0.7	(0.5)
Increase in cash and cash equivalents	96.7	132.3

CASH AND CASH EQUIVALENTS AT THE
– beginning of the period	234.2	137.4
– end of the period	330.9	269.7

NON-IFRS RECONCILIATIONS

NET PROFIT TO ADJUSTED EBITDA (1)	Table 4
FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2019

					CURRENT YEAR PERIODS RESTATED (4)
	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED	QUARTER ENDED	QUARTER ENDED
IN MILLIONS OF USD	9/30/19	9/30/18	9/30/19	9/30/18	3/31/19	6/30/19

Net profit (loss)	24.7	36.8	48.6	63.0	-	23.9
Income tax expense (benefit)	12.5	0.7	17.0	4.1	(5.4)	9.9
Profit (loss) before taxes (EBT)	37.2	37.5	65.6	67.1	(5.4)	33.8
Finance income	(1.9)	(0.6)	(4.3)	(1.7)	(1.1)	(1.3)
Finance costs	21.6	7.7	64.6	23.3	21.9	21.1
Foreign exchange gain (loss)	(0.2)	(0.2)	(0.2)	0.3	(0.3)	0.3
Operating Profit (EBIT)	56.7	44.4	125.7	89.0	15.1	53.9
Depreciation, amortization and impairment	91.1	30.2	269.1	89.6	88.6	89.4
Charge related to capitalized right of use assets (2)	(73.5)	-	(220.7)	-	(74.0)	(73.2)
Other operational charges (3)	0.8	1.6	9.3	6.6	8.0	0.5
Adjusted EBITDA	75.1	76.2	183.4	185.2	37.7	70.6

(1)
The company has revised the calculation of Adjusted EBITDA to exclude charge related to capitalized right of use assets. The company believes this useful to investors in order to provide better comparability to prior periods as IFRS 16 was adopted on January 1, 2019.
(2)
Represents lease payments that would have been expensed, but for the adoption of IFRS 16 related to capitalized right of use assets and payments received for capitalized sublease receivables.
(3)
For the quarters ended September 30, 2019 and September 30, 2018, other operational charges consisted of $0.8 million and $1.6 million, respectively, of generally non-recurring items. For the nine months ended September 30, 2019, other operational charges consisted of $8.6 million of primarily executive separation expense and $0.7 million of other generally non-recurring items. For the nine months ended September 30, 2018, other operational result consisted of $2.2 million of litigation reserve, $0.8 million of asset write-offs related to conversions and store closings, $0.8 million of uncollected receivables, $0.7 million of IPO transaction costs, $0.6 million of restructuring expenses and $1.5 million of other non-recurring items.
(4)
The company has corrected Q1 2019 and Q2 2019. The adjustments related to the accounting adopted upon the transition to IFRS 16 related to certain lease contracts for its retail stores. For further details and corrected amounts, please refer to Footnote 2.2 in the September 30, 2019 Interim Report furnished on Form 6-K on November 4, 2019.

NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT TO ADJUSTED NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT (1)	Table 5
FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2019

					CURRENT YEAR PERIODS RESTATED (5)
	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED	QUARTER ENDED	QUARTER ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	9/30/19	9/30/18	9/30/19	9/30/18	3/31/19	6/30/19

Net profit (loss) attributable to equity holders of the parent	14.5	26.6	21.5	35.2	(5.8)	12.8
Amortization related to acquisitions (2)	9.5	9.8	28.5	29.6	9.5	9.5
Impairment of assets	2.4	2.6	3.3	4.0	0.2	0.7
Other operational charges (3)	0.8	1.6	9.3	6.6	8.0	0.5
Income tax adjustment and one-off income tax items (4)	(3.5)	(12.7)	(9.6)	(20.9)	(3.2)	(2.9)
Adjusted net profit attributable to equity holders of the parent	23.7	27.9	53.0	54.5	8.7	20.6
Adjusted net profit attributable to equity holders of the parent - Ex IFRS 16 Impact	24.6		55.4		9.3	21.6

Diluted earnings / (loss) per share	0.16	0.29	0.23	0.38	(0.06)	0.16
Adjusted diluted earnings per share to equity holders of the parent	0.26	0.30	0.57	0.59	0.09	0.22
Adjusted diluted earnings per share to equity holders of the parent - Ex IFRS 16 Impact	0.26		0.60		0.10	0.23
Weighted average number of shares outstanding (000's)	92,937	92,511	92,920	92,511	92,818	92,782

(1)
Beginning in Q1 2019, the company has revised the calculation of Adjusted Net Profit Attributable to Equity Holders of the Parent to exclude not only amortization related to acquisitions and other operational charges (net of income tax), but also to exclude impairment of assets, income tax adjustment on amortization related to acquisitions and impairment and other one-off income tax items. The company believes the new calculation is useful to investors because it removes the effects of purchase accounting for acquired intangible assets (primarily concessions), non-recurring transactions and impairments of assets.
(2)
Although the values assigned to the concession rights during the purchase price allocation are fair values, we believe that their additional amortization doesn't allow a fair comparison with our existing business previous to the business combination, as the costs of the intangible assets have been incurred.
(3)
For the quarters ended September 30, 2019 and September 30, 2018, other operational charges consisted of $0.8 million and $1.6 million, respectively, of generally non-recurring items. For the nine months ended September 30, 2019, other operational charges consisted of $8.6 million of primarily executive separation expense and $0.7 million of other generally non-recurring items. For the nine months ended September 30, 2018, other operational result consisted of $2.2 million of litigation reserve, $0.8 million of asset write-offs related to conversions and store closings, $0.8 million of uncollected receivables, $0.7 million of IPO transaction costs, $0.6 million of restructuring expenses and $1.5 million of other non-recurring items.
(4)
Beginning in Q1 2019, this line item has been revised to include the following:

	QUARTER ENDED	QUARTER ENDED	NINE MONTHS ENDED	NINE MONTHS ENDED
	9/30/19	9/30/18	9/30/19	9/30/18
One-off non-cash change in valuation of deferred tax assets	-	(9.0)	(0.1)	(10.3)
Income tax adjustment amortization and impairment	(3.2)	(3.3)	(8.5)	(8.9)
Income tax adjustment other operational charges	(0.3)	(0.4)	(1.0)	(1.7)

(5)
The company has corrected Q1 2019 and Q2 2019. The adjustments related to the accounting adopted upon the transition to IFRS 16 related to certain lease contracts for its retail stores. For further details and corrected amounts, please refer to Footnote 2.2 in the September 30, 2019 Interim Report furnished on Form 6-K on November 4, 2019.